                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended December 31, 2008             Commission File Number 0-14884


                              SAND TECHNOLOGY INC.
                  (Translation of registrant's name in English)


                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F /X/                  Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes / /                        No  /X/

If "Yes" is marked, indicated below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-          N/A .

     Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[SAND TECHNOLOGY LOGO]


MEDIA              NORTH AMERICA,         GERMAN/CENTRAL EUROPEAN PRESS    INVESTOR RELATIONS
Linda Arens        UK/ WESTERN EUROPEAN   Richard T. Lane                  de Jong & Associates
SAND Technology    PRESS                  IMC International Marketing      sndt@dejong.org
pr@sand.com        Linda Arens            Communications                   +1 760 943-9065
+1 650 726-7539    SAND Technology        lane@imc-pr.de
                   +1 650 726-7539        +49 61 31 / 89 13 89

         SAND TECHNOLOGY ANNOUNCES FIRST QUARTER RESULTS FOR FISCAL 2009

MONTREAL, DECEMBER 30, 2008: SAND Technology Inc. (OTCBB:SNDTF), an international provider of data management software and best practices, today reported a loss for the three-month period ended October 31, 2008. The Company reported a net loss for the first quarter of fiscal year 2009 of $989,850 on revenues of $1,223,928 compared with a net loss of $304,920 on revenues of $1,784,925 for the first quarter of fiscal year 2008. All figures are in Canadian dollars.

"Our first quarter in fiscal 2009 has been a disappointing quarter for us," notes Arthur Ritchie, President and Chief Executive Officer of SAND. "Given the current global financial crisis, the environment is more challenging than we previously anticipated and customers have adopted a more cautious attitude to spending by decreasing and/or delaying the placing of orders and conserving their cash. While we are concerned about the uncertainties in the macro-environment, we believe that the value of SAND/DNA products as an enabling technology that increases efficiency and saves costs will remain intact over the long-term. These strengths may prove to be real opportunities in a time when budgets are being cut. Despite the macro factors affecting our business, we continue to make positive strides in attracting new business directly from customers and indirectly through our systems integrators and application vendors."

About SAND Technology
SAND Technology provides Data Management Software and Best Practices for storing, accessing, and analyzing large amounts of data on-demand while lowering TCO, leveraging existing infrastructure and improving operational performance.

SAND/DNA solutions include CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND/DNA has achieved "Certified for SAP NetWeaver" status and SAND Nearline Integration Controller has achieved "Powered by SAP NetWeaver" status.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe.

-------------------------------------------------------------------------------

SAND Technology, Nucleus, N-Vector, and MPSO are registered trademarks, and SAND/DNA, SAND/DNA Access, SAND/DNA Analytics, SAND/DNA aCRM, SAND Analytic Server, SAND

                                  www.sand.com

Searchable Archive, SAND Extensible Warehouse, and all related SAND-, SAND/DNA, and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks remain the property of their respective owners.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995 and following the Quebec Securities Act. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission (filed on EDGAR at www.sec.gov) and the Canadian securities authorities (filed on SEDAR at www.sedar.com). You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. Except as required by applicable laws, we undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

FINANCIAL HIGHLIGHTS

The following data expressed in Canadian dollars are derived from the Financial Statements for the three month period ended October 31, 2008, and 2007. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements. All amounts are in Canadian dollars in thousands (000's) except for Per Share Data.


                                                                             THREE MONTHS ENDED          THREE MONTHS ENDED
                                                                              OCTOBER 31, 2008            OCTOBER 31, 2007
RESULTS OF OPERATIONS
----------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                              $1,224                      $1,785
                                                                              ----------------           -------------------
Cost of Sales and Product Support                                                        $321                        $412
Research and Development Costs                                                           $522                        $592
Selling, General and Administrative Expenses                                           $1,266                        $994
Amortization                                                                              $17                         $49
                                                                              ----------------           -------------------
Operating Income (Loss)                                                                 ($902)                      ($262)

Other Income (Expenses)                                                                   $88                         $43
                                                                              ----------------           -------------------

Net Income (Loss)                                                                       ($990)                      ($305)


                                                                                 OCTOBER 31,                  JULY 31,
FINANCIAL POSITION AS AT                                                            2008                        2008
--------------------------------------------------------------------------------------------------------------------------------
Working Capital (a)                                                                     ($710)                        $85
Total Assets                                                                           $1,925                      $2,803
Total Liabilities                                                                      $4,158                      $4,063
Shareholders' Equity (Deficiency)                                                     ($2,233)                    ($1,260)

Earnings (Loss) per Share                                                              ($0.07)                     ($0.02)
Weighted Average Number of Shares outstanding during each period (000's)
                                                                                       14,318                      14,318


(a) Working capital has been calculated by netting current assets and current liabilities, excluding deferred revenue and deferred credits which are non-cash items.

                             [SAND TECHNOLOGY LOGO]







                              SAND TECHNOLOGY INC.
                       MANAGEMENT'S DISCUSSION & ANALYSIS
                                QUARTERLY REPORT
                      FIRST QUARTER ENDED OCTOBER 31, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------


THIS MANAGEMENT'S DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED OCTOBER 31, 2008 UNAUDITED CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME AND DEFICIT, CONSOLIDATED STATEMENT OF CASH FLOWS AND RELATED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD REFER TO SAND TECHNOLOGY INC'S ("SAND" OR THE "CORPORATION") 2008 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 4 TO 40 OF SAND'S 2008 ANNUAL REPORT.

CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933, OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934 AND THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OF REGULATION 51-102 RESPECTING CONTINUOUS DISCLOSURE OBLIGATIONS. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE," "MAY," "WILL," "SHOULD," "COULD," "WOULD," "EXPECT," "PLAN," "ANTICIPATE," "BELIEVE," "ESTIMATE," "CONTINUE," OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON DECEMBER 19, 2008. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE "RISK FACTORS THAT MAY AFFECT FUTURE RESULTS" BELOW AND THE CORPORATION'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION (FILED ON EDGAR AT www.sec.gov) AND THE CANADIAN SECURITIES AUTHORITIES (FILED ON SEDAR AT www.sedar.com). READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. EXCEPT AS REQUIRED BY APPLICABLE LAWS, WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ALL FIGURES GIVEN IN THIS DISCUSSION ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(GAAP).

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------

A. PROFILE & STRATEGY

CORPORATION PROFILE AND OVERALL PERFORMANCE
-------------------------------------------
CORPORATION OVERVIEW

SAND provides data management software and best practices for storing, accessing, and analyzing large amounts of data on-demand while lowering total cost of ownership (TCO), leveraging existing infrastructure and improving operational performance.

SAND/DNA solutions include CRM analytics, and specialized applications for government, healthcare, financial services, telecommunications, retail, transportation, and other business sectors. SAND/DNA has achieved "Certified for SAP NetWeaver" status and SAND Nearline Integration Controller has achieved "Powered by SAP NetWeaver" status.

SAND has offices in the United States, Canada, the United Kingdom and Central Europe.

OVERALL PERFORMANCE

The worsening of the global financial crisis has significantly impacted our business. Unfortunately, our sales were weaker-than-expected as customers restrict their ordering patterns to place orders only to satisfy short term demand. Given that a portion of our revenues are from maintenance services and our increasing focus on providing professional services, we are partly insulated from the reduction in sales of software licenses.

     A) FINANCIAL CONDITION

     During the three-month period ended October 31, 2008, the financial condition of the Corporation weakened given its cash position at the end of fiscal 2008. Total assets decreased by 31% from $2,803,032 as at July 31, 2008 to $1,924,833 as at October 31, 2008, mostly due to the decrease in the cash balance and the accounts receivable balance. There was a reduction in capital assets due to amortization of those assets. Total liabilities increased by 2% from $4,063,491 as at July 31, 2008 to $4,157,602 as at October 31, 2008, mostly due to the increase in the loan by a shareholder. The additional financing obtained, through a shareholder, was expected in order to fund operations.

     B) RESULTS OF OPERATIONS

     Our net loss in the first quarter in fiscal 2008 was $304,920, compared to our net loss in the first quarter of fiscal 2009 of $989,850. There was an increase in our net loss of 225%. A combination of factors resulted in this negative impact.

     First, there was a decrease in revenue of 31%. We achieved revenue of $1,784,925 in the first quarter of fiscal 2008 compared to $1,223,928 in the first quarter of fiscal 2009. The global financial crisis and worsening economic outlook caused customers to reduce their budgets and hence reduce or delay orders and conserve cash. This order decrease was abrupt and substantial. In North America there was a decrease in revenue of 40% and in Europe there was a decrease in revenue of 26%.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------


     Second, there was an increase in operating expenses of 4%. The operating expenses were $2,047,504 in the first quarter of fiscal 2008 compared to $2,126,518 in the first quarter of fiscal 2009.There were some one-time expenses incurred in the first quarter of fiscal 2009, some expenses for marketing events that SAND did not participate in the first quarter of fiscal 2008 and foreign exchange loss.

     C) CASH FLOWS

     For the three-month period ended October 31, 2007, the use of cash for operations was $472,468, compared to the three-month period ended October 31, 2008 the use of cash for operations was $320,866. There was a decrease in the use of cash for operations of 32% mainly due to the decrease in accounts receivable, as there were collections during the current quarter versus billings in the same quarter last year. For the three-month period ended October 31, 2007 the use of cash for investing was nil compared to the three-month period ended October 31, 2008 the use of cash for investing was $17,294. There was an increase in the use of cash for investing of 100% as a small amount of computer equipment was purchased during the quarter. For the three month-period ended October 31, 2007 the source of cash from financing was $234,704, compared to the three-month period ended October 31, 2008 the source of cash from financing was $122,852. There was a decrease in the cash flows from financing of 48% as a major shareholder loaned less to the Corporation for the three-month period ended October 31, 2008 than in the same period last quarter.

STRATEGY AND MARKETS
--------------------
VISION AND STRATEGY

Since July 31, 2008, there were no significant changes to our vision and strategy. Please refer to our 2008 Annual Report for more details.

DEVELOPMENTS FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008

Since July 31, 2008, there were no significant developments made to our products.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------

B. KEY RESOURCES

CASH AND FINANCING
------------------
LIQUIDITY AND CAPITAL RESOURCES

The Corporation used $320,866 to finance operating activities during the three-month period ended October 31, 2008, including $943,802 in operating losses and a decrease of $622,936 in non-cash operating working capital. This result compares with the cash used in the same quarter last year of $472,468 to finance operating activities including $255,851 in operating losses and an increase of $216,617 in non-cash operating working capital. Lower accounts receivable, lower accounts payable and higher deferred revenue accounted for the changes in the non-cash working capital.

Accounts receivable was $804,288 as at October 31, 2008 compared to $1,573,867 as at July 31, 2008. The decrease of 49% is mainly due to the reduction in revenue during the three-month period ended October 31, 2008 and amounts collected from balances owing to SAND as at July 31, 2008.

Prepaid expenses were $193,069 as at October 31, 2008 compared to $86,224 as at July 31, 2008. The increase of 124% is mainly due to the upfront payment for insurance for the fiscal year 2009.

Accounts payable and accrued liabilities were $1,114,975 as at October 31, 2008 compared to $1,327,575 at July 31, 2008. The decrease of 16% is mainly due to the payment of invoices.

At October 31, 2008, there was a working capital deficit of $710,186 compared to a positive working capital of $85,442 as at July 31, 2008. Working capital has been calculated by netting current assets and current liabilities, excluding deferred revenue and deferred credits which are non-cash items. The decrease in working capital is mainly due to the decrease in cash, decrease in accounts receivable, and increase in the loan payable to shareholders.

During the three-month period ended October 31, 2008, the President and Chief Executive Officer of the Corporation advanced an additional $114,827 to the Corporation.

Capital expenditures for the three-month period ended October 31, 2008 were $17,294, compared to nil for the same quarter last year. The expenditures were mostly related to computer equipment. The Corporation does not anticipate any significant further capital expenditures for the remaining fiscal year.

The following table provides a summary of the contractual commitments for the next five years (there are no contractual commitments after 2011).


                                                              $
                                                          -------
2009                                                      283,260
2010                                                      244,314
2011                                                      162,876
                                                          -------
                                                          690,450
                                                          =======

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------


Our cash as at October 31, 2008 was $560,135 compared to our cash and investments at the same quarter last year of $92,947. The increase is mainly due to the issuance by the Corporation of convertible debentures for cash proceeds of $1,009,819 during fiscal 2008 which impacted the opening cash balance for the fiscal year 2009. Going forward, the cash required to sustain the business operations will have to come from revenue growth and future financing. The cost structure will remain stable as SAND has basically reached its optimal level with respect to headcount and its related expenses. Given the current global financial crisis it will be very difficult to raise additional funds through private placements or the market except through an increase in loans from a major shareholder. Another impact of the current global financial situation is that customers are reducing their internal budgets to spend in order to conserve the cash and if they do, they will want longer payment terms.

The Corporation believes that its current cash may not be sufficient to meet its anticipated cash needs for ongoing operating expenses and working capital expenditures. If cash generated from operations becomes insufficient to satisfy its liquidity requirements, the Corporation may seek to sell additional equity or debt securities. If additional funds are raised through the issuance of debt securities, holders of these securities could have certain rights, preferences and privileges senior to holders of its common shares and the terms of this debt could restrict the Corporation's operations. The sale of additional equity or convertible debt securities could result in additional dilution to the Corporation's existing shareholders. The Corporation cannot be certain that additional financing will be available in amounts or on terms acceptable to it, if at all. If the Corporation is unable to obtain additional financing, it may be required to reduce the scope of its operations, which could harm its business, financial condition and operating results.

TRANSACTIONS WITH RELATED PARTIES

There are two types of loans that are due to a major shareholder who is also the President and the Chief Executive Officer.

     i. During the fiscal year 2008, the Corporation obtained an additional loan from a significant shareholder who is also its President and Chief Executive Officer. Under the loan agreement, the maximum of $400,000 of funds is available. An amount of $165,000 was used and is repayable within 30 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month.

    ii. Based on another agreement formalized in 2007, during the three-month period ended October 31, 2008, the Corporation obtained an additional loan of $114,827 from a significant shareholder who is also its President and Chief Executive Officer. The loan is repayable within 90 days of the receipt of a written demand from the shareholder. The loan bears interest at 15%. The loan originated from amounts owed by the Company to the shareholder by virtue of his employment contracts (amounts owed from services rendered, prior to fiscal 2002 $429,461, in fiscal 2006 $320,683 and in fiscal 2008 $352,557).

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------


    iii. In conjunction with the ratification of the loan agreement formalized in 2007, the Corporation also issued 103,061 share purchase warrants, each warrant entitling to purchase one class "A" common share of the Corporation at a price of US$0.44 per share and is valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the liability component and the equity component. The value of the liability component was determined to be the face value of the debt because there is no maturity date and by difference, the value of the equity instrument was determined to be nil.

The proceeds from the loan are being used to cover general expenses incurred by SAND.

OUTSTANDING SHARE DATA

Since July 31, 2008, there have been no changes to the Corporation's outstanding shares. Please refer to the 2008 Annual Report for more details.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------

C. PERFORMANCE ANALYSIS


RESULTS OF OPERATIONS
---------------------
I. REVENUE - TOTAL AND VARIATION

The following table provides a summary of the revenue growth for the three-month periods ended October 31, 2008 and 2007,

---------------------------------------------------------------------------------------------------------
Revenue - Total and Variation                                                Q1-09               Q1-08
---------------------------------------------------------------------------------------------------------
Revenue
     Revenue                                                               $1,223,928          $1,784,925
     Variation year-over-year increase (decrease) in
     revenue                                                                    (31%)                 21%
---------------------------------------------------------------------------------------------------------


Our sales in the first quarter of fiscal 2009 were $1,223,928, a decrease of 31% from sales of $1,784,925 in first quarter of fiscal 2008. The reduction is mainly due to the global financial crisis and worsening economic outlook that caused customers to reduce their budgets and hence reduce or delay orders and conserve cash.

II. REVENUE - SEGMENT AND VARIATION

The Corporation has two geographical segments. Both North American and European segments market SAND/DNA Product Suite. The following table provides a summary of the revenue growth by geographical segments for the three-month periods ended October 31, 2008 and 2007,

-------------------------------------------------------------------------------------------------------------------
                                                                     North America                 Europe
-------------------------------------------------------------------------------------------------------------------
Revenue - Segment and Variation                                       Q1-09       Q1-08       Q1-09        Q1-08
-------------------------------------------------------------------------------------------------------------------
Revenue
   Revenue                                                           $428,152    $709,669    $795,776    $1,075,256
   Variation year-over-year increase (decrease) in
   revenue                                                              (40%)         20%       (26%)           22%


     A) NORTH AMERICA

Our sales in North America were $428,152 in the first quarter of fiscal 2009, a decrease of 40% from sales of $709,669 in the first quarter of fiscal 2008. The reduction is due to the global financial crisis and worsening economic outlook that caused customers to reduce their budgets and hence reduce or delay orders and conserve cash.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------

     B) EUROPE

In Europe, sales were $795,776 in the first quarter of fiscal 2009, a decrease of 26% from sales of $1,075,256 in the first quarter of fiscal 2008. The reduction is due to the global financial crisis and worsening economic outlook that caused customers to reduce their budgets and hence reduce or delay orders and conserve cash.

III. OPERATING EXPENSES

The following table provides a summary of the operating expenses for the three-month periods ended October 31, 2008 and 2007,

------------------------------------------------------------------------------------------------------------------
                                                                                        As a % of        As a % of
                                                                                          Q1-09            Q1-08
                                                                Q1-09      Q1-08         revenue          revenue
------------------------------------------------------------------------------------------------------------------
Cost of sales and product support                               321,388   412,164             26%              23%
   Variation year-over-year increase (decrease) in
   cost of sales and product support                              (22%)      (5%)

Research and development, net                                   522,058   592,497             43%              33%
   Variation year-over-year increase (decrease) in
   research and development                                       (12%)        3%

Amortization of capital assets and other assets                  17,451    49,069              1%               3%

Selling, general and administrative expenses                  1,265,621   993,774            103%              56%

   Variation year-over-year increase (decrease) in
   selling, general and administrative expenses                     27%     (20%)
------------------------------------------------------------------------------------------------------------------


     A) COST OF SALES AND PRODUCT SUPPORT

Cost of sales and product support consist mainly of costs related to providing support services and the costs related to the sale of third-party software, including certain license fees and royalties.

Our cost of sales was $321,388 in the first quarter of fiscal 2009, a decrease of 22% from cost of sales of $412,164 in the first quarter of fiscal 2008. The reduction is due to the reduction in travel and related expenses, commissions earned and the re-allocation of some of the payroll costs into the selling, general and administration.

     B) RESEARCH AND DEVELOPMENT

Research and development expenses consist mainly of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing.

Our research and development expenses were $522,058 in the first quarter of fiscal 2009, a decrease of 12% from $592,497 in the first quarter of fiscal 2008. The reduction is due to the maturity of SAND/DNA Analytics and SAND/DNA Access products.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------


     C) AMORTIZATION OF CAPITAL ASSETS AND OTHER ASSETS

Amortization of capital assets and other assets consists of the depreciation of furniture and equipment, computer equipment and leasehold improvements and contract costs over their estimated useful lives.

Our amortization was $17,451 in the first quarter of fiscal 2009, a decrease of 64% from amortization of $49,069 in the first quarter of fiscal 2007. The reduction is due to the full amortization of the other assets by the end of fiscal 2008. During the first quarter of fiscal 2009, there were acquisitions of $17,294 for computer equipment.

     D) SELLING, GENERAL AND ADMINISTRATIVE EXPENSES (SG&A)

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products.

Our SG&A expenses were $1,265,621 in the first quarter of fiscal 2009, an increase of 27% from SG&A expenses of $993,774 in the first quarter of fiscal 2008. The increase is mainly due to the expenses incurred during the first quarter of fiscal 2009 on marketing events and one-time expenses, and foreign exchange loss incurred during the same quarter.

IV. NET LOSS - TOTAL AND VARIATION

The following table provides a summary of the net loss for the three-month periods ended October 31, 2008 and 2007,

-------------------------------------------------------------------------------------------------------------------
   Net Loss - Total and Variation                                                   Q1-09                  Q1-08
-------------------------------------------------------------------------------------------------------------------
   Net loss
     Net loss                                                                     ($989,850)             ($304,920)
     Variation year-over-year increase (decrease) in
       net loss                                                                         225%                  (64%)


Our net loss was $989,850 in the first quarter of fiscal 2009, an increase of 225% from net loss of $304,920 in the first quarter of fiscal 2008. The increase is mainly due to the decrease in our sales and in an increase in our operating costs.

V. NET LOSS - SEGMENT AND VARIATION

The following table provides a summary of net loss by geographical segments for the three-month periods ended October 31, 2008 and 2007,

                                                             -----------------------------------------------------------
                                                                      North America                    Europe
                                                             -----------------------------------------------------------
Net earnings (loss) - Segment and Variation                         Q1-09           Q1-08          Q1-09         Q1-08
Profitability
   Net earnings (loss)                                            ($888,750)     ($1,076,836)    ($101,100)     $771,916
   Variation year-over-year increase (decrease) in
   net earnings (loss)                                                 (17%)              22%        (113%)         1576%
------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------

     A) NORTH AMERICA

In North America, net loss was $888,750 in the first quarter of fiscal 2009, a decrease of 17% from net loss of $1,076,836 in the first quarter of fiscal 2008. The reduction is mainly due to the overall reduction in North American business operations.

     B) EUROPE

In Europe, net loss was $101,100 in the first quarter of fiscal 2009, a decrease of 113% from net earnings of $771,916 in the first quarter of fiscal 2008. The reduction is mainly due to the reduction in revenues by 26%. This result was due to the decrease and/or delay in sales of software licenses and services to customers and increase in operating costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------

SUMMARY OF QUARTERLY RESULTS
----------------------------

The following table shows selected consolidated financial data of SAND for the eight most recently completed quarters. The information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

----------------------------------------------------------------------------------------------------------------------------------
                                        Q1-09       Q4-08       Q3-08       Q2-08       Q1-08       Q4-07       Q3-07       Q2-07
----------------------------------------------------------------------------------------------------------------------------------
Revenue
   Revenue                         $1,223,928  $1,888,042  $1,905,984  $1,419,521  $1,784,925  $1,837,068  $1,559,407  $1,861,658
   Quarter-over-quarter
   revenue growth (reduction)             (35%)        (1%)        34%        (20%)        (3%)        18%        (16%)         27%

Cost of sales and
   product support                   $321,388     336,960     333,900     387,191     412,164    $368,019    $398,322    $466,315
   Gross margin                            74%         82%         82%         73%         77%         80%         74%         75%

Total Research and development,
   amortiztion of capital assets,
   and selling, general and
   administrative expenses and
   net interest income or expense  $1,892,390  $2,035,210  $1,563,643  $1,523,673  $1,677,681  $1,916,506  $1,914,525  $1,884,438

Profitability
   Net earnings (loss)              ($989,850)  ($484,128)     $8,441   ($491,343)  ($304,920)  ($447,457)  ($753,440)  ($489,095)
   Basic and diluted earnings
   (loss) per share                    ($0.07)     ($0.03)      $0.00      ($0.03)     ($0.02)     ($0.03)     ($0.06)     ($0.04)
   Quarter-over-quarter
   decrease (increase) in
   net earnings (loss)                   (104%)      5835%        102%        (61%)        32%         41%        (54%)        42%
   Net margin                             (81%)       (26%)         0%        (35%)       (17%)       (24%)       (48%)       (26%)

Weighted average number of shares
outstanding                        14,318,189  14,318,189  14,318,189  14,318,189  14,318,189  13,094,288  12,818,189  12,818,189
----------------------------------------------------------------------------------------------------------------------------------

CRITICAL ACCOUNTING POLICIES
----------------------------
The Corporation's significant accounting policies are described in Note 3 to the July 31, 2008 audited consolidated financial statements.

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended July 31, 2008, except for new accounting policies that have been adopted effective August 1, 2008.

CHANGES IN ACCOUNTING POLICIES
------------------------------
The Canadian Institute of Chartered Accountants ("CICA") issued the following new Handbook Sections, which were effective for interim periods beginning on or after August 1, 2008,

FINANCIAL INSTRUMENT - DISCLOSURES

CICA Handbook Section 3862, "FINANCIAL INSTRUMENTS - DISCLOSURES", describes the required disclosures for the assessment of the significance of financial instruments for a company's financial position and performance and of the nature and extent of risk arising from financial instruments to which the company is exposed and how the company manages those risks. This section and Section 3863, "FINANCIAL INSTRUMENTS - PRESENTATION" replaced Section 3861 "FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION".

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------


FINANCIAL INSTRUMENT - PRESENTATION

CICA Handbook Section 3863, "FINANCIAL INSTRUMENTS - PRESENTATION", establishes standards for the presentation of financial instruments and non-financial derivatives.

CAPITAL DISCLOSURES

CICA Handbook Section 1535, "CAPITAL DISCLOSURES", establishes standards for disclosing information about a company's capital and how it is managed. It describes the disclosure of the company's objectives, policies and processes for managing capital, the quantitative data about what the company regards as capital, whether the company has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance.

The additional disclosures required as a result of the adoption of these standards, have been included in Note 11 to the consolidated financial statements for the quarter ended October 31, 2008.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
-------------------------------------------
Since July 31, 2008, there were no significant changes to the Corporation's use of financial instruments.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------


D. OUTLOOK

The outlook for the future remains relatively uncertain due to the turbulent worldwide financial crisis and its impact on demand for goods and services. Looking forward we see that the environment is more challenging than we previously anticipated and customers have adopted a more cautious attitude to place orders due to the uncertainty related to the current global economic situation.

While we are concerned about uncertainties in the macro-economic environment, we believe that the value of SAND/DNA products as an enabling technology that increases efficiency and saves costs will remain intact over the long-term. These strengths may prove to be real opportunities in a time when budgets are being cut. Despite the macro factors affecting our business, we continue to make positive strides in attracting new business directly from customers and indirectly through our systems integrators and application vendors.

We will continue to focus on reducing operating costs rigorously, at the same time making necessary investments to take advantage of this opportunity and grow our sales. We will closely continue to monitor our cash needs. The financial environment does not appear to be conducive to raising additional capital. We do not plan on spending any significant amounts on capital assets.


E. RISK FACTORS

I. RISK FACTORS THAT COULD AFFECT FUTURE RESULTS:

In addition to the other information in this discussion and analysis of financial conditions and results of operations, the following factors should be considered in evaluating SAND and our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties of which we are not presently aware or that we currently consider immaterial, may also impair our business, our operating results and financial condition.

II. RISKS SPECIFIC TO THE CORPORATION:

The following risks are specific to SAND's operations as a whole.

     A) FINANCIAL RISKS

     1. HISTORY OF LOSSES - WE HAVE A HISTORY OF LOSSES AND MAY INCUR FUTURE LOSSES.

        RISK:  We have incurred the following net losses between 2004 and 2008,
        -----

               ------------------------------ ---------------------------------
               2004                           ($7,129,930)

               2005                           ($7,363,054)

               2006                           ($3,926,921)

               2007                           ($2,526,524)

               2008                           ($1,271,950)
               ------------------------------ ---------------------------------

     Because we have not been profitable, we have had to fund our losses through raising additional capital by way of a private placement of convertible debentures and a loan from a major shareholder.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------


     FACTORS:
     --------
     i. Our losses could continue for the future years as we continue to develop market awareness and acceptance of our products, expand the scope of our operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel, and continue to commercialize products incorporating advanced technologies.

    ii. Our ability to achieve and maintain profitability and positive cash flow is dependant upon our success in locating sufficient customers who will purchase our products and use our services, and our capacity to generate sufficient revenues.

     IMPACT:
     -------
     i. If our revenue grows more slowly than anticipated or if our operating expenses are higher than expected, we may not be able to achieve, sustain or increase profitability, in which case our financial condition will suffer. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.


     2. INSUFFICIENT CAPITAL - WE MAY NEED TO RAISE ADDITIONAL CAPITAL IN THE FUTURE TO FUND OUR OPERATIONS

     RISK: We need to raise additional capital to fund our operating expenses. Our ability to obtain financing will depend, among other things, on the Corporation's development efforts, business plan, operating performance and the condition of the capital markets at the time we seek financing. There can be no assurance that additional financing will be available on favourable terms when required, or at all. In the event we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of the Class A Common Shares, and shareholders may experience dilution.

     FACTORS:
     --------
     i. In order to help ensure that we would have sufficient capital to take advantage of our core business opportunities, we have taken significant actions to reduce our operating expenses. However, most of our operating expenses, such as employee compensation and lease payments for facilities and equipment, are relatively stable, and these expense levels are based in part on our expectations regarding future revenues.

    ii. As a result, any sustained shortfall in our revenues relative to our expectations would negatively impact our financial results. We then may not have sufficient capital to fund our operations.

     IMPACT:
     -------
     i. Such outcome could adversely impact our ability to respond to competitive pressures or could prevent us from conducting all or a portion of our planned operations. We may need to undertake additional measures to reduce our operating expenses in the future.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------


    ii. Our consolidated financial statements have been prepared on the basis of the going concern assumption, meaning that it is reasonably assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations. In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and creditors and its ability to obtain additional financing. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

   iii. The carrying amounts of assets, liabilities, revenues and expenses presented in the financial statements and the balance sheet classification have not been adjusted as it would be required if the going concern assumption were not appropriate.

     3. QUARTERLY FLUCTUATIONS - FLUCTUATIONS IN OUR REVENUES AND OPERATING RESULTS MAY AFFECT OUR CASH RESOURCES AND RESULT IN WIDE FLUCTUATIONS IN THE MARKET PRICE OF OUR SHARE.

     RISK: Our quarterly and operating results are difficult to predict and have fluctuated in the past, and may fluctuate in the future.

     FACTORS:
     --------
     i. Our quarterly results are affected by a number of factors, many of which are outside our control. In particular, we depend on customers to demand our technology which may be dependant on their systems integrators' roadmap for the enterprise-wide implementation of business intelligence. In other circumstances, we depend on customers to adopt our technology which may be delayed due to internal plans and budgets.

     IMPACT:
     -------
     i. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain timely financing to cover any shortfalls.

    ii. We also believe that period-to-period comparisons of our operating results are not meaningful and that one should not rely on any such comparisons as an indication of our future performance. It is possible that our operating results in some quarters will be below market expectations. This may cause the market price of our commons shares to decline. When the market price of a company's share drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert management's attention from our business.

     B)  OPERATIONAL RISKS

     1.  SALES CYCLE - OUR PRODUCT SALES CYCLE IS LENGTHY

     RISK: The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------


     FACTORS:
     --------
     i. We believe that many companies are not yet fully aware of the benefits of enterprise-wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis.

    ii. Accordingly, the sales cycle associated with the purchase of our SAND/DNA Analytics products and our SAND/DNA Access products is typically three to twelve months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures including, in some instances, approval by the board of directors of the customer.

     IMPACT:
     -------
     i. Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during our current fiscal year. As a result of the long sales cycle, it may take us a substantial amount of time to generate revenue from our sales effort.

     2. MANAGING GROWTH - IF WE FAIL TO MANAGE OUR FUTURE GROWTH EFFECTIVELY, WE MAY NOT BE ABLE TO MARKET AND SELL OUR PRODUCTS AND
         SERVICES SUCCESSFULLY

     RISK: Our future operating results depend to a large extent on our management's ability to plan and direct our growth successfully, including training our sales personnel to become productive and generate revenue, forecasting revenue, controlling expenses, addressing new markets and maintaining our research and development efforts.

     FACTORS:
     --------
     i. We are moving to secure and maintain effective partnerships with SYSTEMS INTEGRATORS AND APPLICATION VENDORS which may take some time to mature into predictable revenue producers.

    ii. Competition for qualified SALES PERSONNEL is strong. Many of our competitors have substantially greater resources than we to hiring qualified sales personnel. In addition, turnover among our sales force tends to slow sales efforts until replacement personnel are recruited and trained.

   iii. Our success in maintaining our INDIRECT CHANNELS, including value-added resellers, resellers and distributors is important to our ability to achieve revenue growth and improved operating margins on product sales.

     IMPACT:
     -------
     i. Our prospects with SYSTEMS INTEGRATORS AND APPLICATION VENDORS are difficult to predict and may change rapidly. You should consider the risks, expenses and difficulties that we may encounter or incur as a company now operating in a rapidly evolving market. Our business strategy may not be successful, and we may not successfully address these risks.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------


    ii. We may not be able to attract and retain the SALES AND MARKETING PERSONNEL we desire, even after spending significant resources to do so, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

   iii. Despite the fact that we continue to invest resources to develop our INDIRECT CHANNELS, we may not be able to continue to attract and retain additional companies in our indirect channels that will be able to market our products effectively and will be qualified to provide timely and cost-effective customer support and services. In addition, our agreements with companies in our indirect channels do not restrict such companies from distributing competing products, and in many cases, these agreements may be terminated by either party without cause. We may not be able to successfully expand our sales through indirect channels, and failure to do so could have a material adverse effect on our business, operating results and financial condition.

     C)  RISKS WHICH MAY AFFECT THE VALUE OF OUR SECURITIES

     1. VOLATILITY IN SHARE PRICE - THE PRICE OF OUR CLASS A COMMON SHARES ON THE OTC BULLETIN BOARD MAY BE VOLATILE AND COULD FLUCTUATE SUBSTANTIALLY.

     RISK: Our Class A common shares are currently listed on the OTC Bulletin Board ("OTCBB") under the symbol SNDTF.OB. Our share price, which has ranged from a low of US$0.31 to a high of US$0.83 during the past twelve months, could continue to be subject to wide fluctuations.

     FACTORS:
     --------
     i. The volume of trading in our Class A common shares on the OTCBB has not been substantial. As a result, even small dispositions or acquisitions of our Class A common shares in the public market could cause the market price to fall or increase substantially.

    ii. Our share price could also be subject to wide fluctuations in response to broad market and industry factors, actual or anticipated variations in quarterly operating results, volatile economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control.

     IMPACT:
     -------
     i. When the market price of a company's share drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert management's attention from our business.

     2. SALES OF SHARES - FUTURE SALES OF OUR COMMON SHARES IN THE PUBLIC MARKET COULD ADVERSELY AFFECT OUR SHARE PRICE.

     RISK: We are authorized to issue an unlimited number of Class A common shares, of which 14,318,189 shares are outstanding as of December 19, 2008, and we have reserved an additional 937,000 Class A common shares for future issuance. We have granted rights to purchase 1,144,000 Class A common shares to directors, officers, employees and consultants upon the exercise of options at prices ranging

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------


     from US$0.69 to US$6.28 per share. In addition, we have reserved another 652,500 Class A Common Shares for future issuance at an exercise price of $0.001 per share.

     IMPACT:
     -------
     i. The issuance of these authorized or reserved shares could substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A common shares.

    ii. The issuance of shares under the exercise of options could also dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A Common Shares.

     3. CONCENTRATED OWNERSHIP - EXISTING SHAREHOLDERS CONTINUE TO EXERCISE EFFECTIVE CONTROL OVER US.

     RISK: Our senior management and directors, together with entities affiliated with those individuals, beneficially own approximately 34.5% of our Class A common shares. Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer and a director of SAND, beneficially owns approximately 25.1% of SAND's Class A common shares. The Estate of Jerome Shattner (Jerome Shattner was the late Executive Vice President of the Corporation), beneficially owns 7.3% of our Class A common shares, while George Wicker, a director of SAND, beneficially owns 1.9% of our Class A common shares. Other senior management or directors own approximately 0.2% of our Class A common shares.

     IMPACT:
     -------
     i. These shareholders may, as a practical matter, continue to be able to control the election of a majority of the directors of SAND and the determination of many corporate actions. This concentration of ownership could have the effect of delaying or preventing a change in control of SAND.

     4. CLASS B SHARES - OUR ABILITY TO ISSUE CLASS B SHARES COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US TO THE DETRIMENT OF HOLDERS OF CLASS A COMMON SHARES.

     RISK: Our articles of incorporation provide for an unlimited number of Class B shares which, if ever they are issued, may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders.

     IMPACT:
     -------
     i. Our board has the authority to attach special rights, including voting or dividend rights, to the Class B shares. However, the voting rights of a Class B share cannot exceed those of a Class A common share. Class B shareholders who possess these rights could make it more difficult for a third party to acquire our Corporation.

    III. RISKS COMMON TO THE INDUSTRY:

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------

The following risks are common to companies of the same profile as SAND and in the similar industry as the one that SAND operates in,


     A)  TECHNOLOGY RISKS

     1. ADOPTION RISK - WE DEPEND ON ENTERPRISES TO ADOPT ENTERPRISE-WIDE IMPLEMENTATION OF BUSINESS INTELLIGENCE.

     RISK: We are focusing our selling efforts increasingly on larger, enterprise-wide implementations of our SAND/DNA Product Suite and we expect such sales to constitute an increasing portion of any future revenue growth. To date, our selling efforts have resulted in limited enterprise-wide implementations of our SAND/DNA Product Suite.

     IMPACT: While we have devoted resources to promoting market awareness of our products and the needs our products address (including training our sales personnel and demonstrating our products at industry conferences and trade shows), we cannot assure you that these efforts will be sufficient to build market awareness of the need for the enterprise-wide implementations for business intelligence or acceptance of our products. Failure of a significant market for enterprise business intelligence products to fully develop, or failure of enterprise-wide implementations of our products to achieve broad market acceptance, could have a material adverse effect on our business, operating results and financial condition.

     2. RAPIDLY CHANGING TECHNOLOGY RISK - WE DEPEND ON ENTERPRISES TO ADOPT OUR TECHNOLOGY.

     RISK: The market for our products is characterized by rapidly changing technology, evolving industry standards and customer requirements, emerging competition, and frequent new product introductions. Our products incorporate a number of advanced technologies, including a proprietary data analysis engine, a distributed architecture, as well as Web access and delivery technology. We may be required to change and improve our products in response to changes in operating systems, applications, networking and connectivity software, computer and communications hardware, programming tools and computer language technology.

     IMPACT:
     -------
     i. As a result, the life cycle of our products is difficult to estimate. We attempt to establish and maintain partner alliances with influential companies in a variety of core technology areas to help us successfully respond to changing technology, identify new product opportunities, or develop and bring new products to market in a timely and cost-effective manner. Our failure to establish such alliances could have a material adverse effect on our business, operating results and financial condition.

    ii. We have in the past experienced delays in software development and there can be no assurance that we will not experience delays in connection with our current or future product development activities. Our failure, for technological or other reasons, to develop and introduce new products and product enhancements on a timely basis could have a material adverse effect on our business, operating results and financial condition.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------


   iii. In addition, we or our competitors may announce enhancements to existing products, or new products that have the potential to supplant or provide lower cost alternatives to our existing products. The introduction of such enhancements or new products could render our existing products obsolete and unmarketable. Furthermore, introduction by us of products with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable, and additional service costs. The failure to introduce a new product or product enhancement on a timely basis could delay or hinder market acceptance. Research and development efforts may require us to expend significant capital and other resources. Any such event could have a material adverse effect on our business, operating results and financial condition.

     3. COMPLEXITY OF PRODUCTS - OUR SOLUTIONS ARE HIGHLY TECHNICAL AND ANY UNDETECTED SOFTWARE ERRORS, FAILURES OR VIRUSES IN OUR PRODUCTS MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS FOR SUCH DEFECTS.

     RISK: Despite our testing of new products and their use by current and potential customers when first introduced or when new enhancements are released, we cannot assure you that there will be no defects or errors in new products or enhancements in our commercial shipments.

     IMPACT:
     -------
     i. Although we have not experienced material adverse effects resulting from any such defects and errors to date, we cannot assure you that defects and errors will not be found in new products or enhancements, resulting in loss of revenues, delay in market acceptance or damage to our reputation, which could have a material adverse effect upon our business, operating results and financial condition.

    ii. While our license agreements with our customers typically contain provisions designed to limit our exposure for potential claims based on errors or malfunctions of our products, it is possible, however, that these provisions may not be effective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims. Although we carry insurance against product liability risks, we cannot assure you that such insurance would be adequate to cover a potential claim. A product liability claim brought against us could have a material adverse effect on our business, operating results and financial condition.

     4. PROPRIETARY RIGHTS - THERE IS LIMITED PROTECTION OF OUR PROPRIETARY RIGHTS.

     RISK: We currently rely mainly on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have eight United States patents and thirty-two foreign patents. We cannot assure you that our patents will not be invalidated, circumvented or challenged, or that the rights granted under our patents will provide competitive advantages to us. Others may develop technologies that are similar or superior to our technology or design around any patent that may be owned by us.

     IMPACT:
     -------

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------


     i. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we can expect software piracy to be a persistent problem.

    ii. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States and Canada. There can be no assurance that our means of protecting our proprietary rights in North America or abroad will be adequate. We have entered into source code escrow agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions. The provision of source code escrows may increase the likelihood of misappropriation by third parties. Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, we expect that in the future software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition could be materially adversely affected.

     5. THIRD PARTY SOFTWARE USE - THERE MAY BE LIMITED SUPPORT OF THIRD PARTY SOFTWARE

     RISK: We may rely upon certain software that we license from third parties, including software that may be integrated with our internally-developed software and used in our products to perform key functions. We cannot assure you that these third-party software licenses will be available to us on terms acceptable to us or indeed that our suppliers will continue to support their software or remain in business.

     IMPACT:
     -------
     Our inability to obtain or maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.

     B)  BUSINESS RISKS

     1.  COMPETITIVE ENVIRONMENT - WE OPERATE IN A HIGHLY COMPETITIVE
         ENVIRONMENT.

     RISK: We compete in the highly competitive computer software industry as a result of bringing our SAND/DNA Analytics products, SAND/DNA Access and more recently our SAND/DNA for SAP BI products to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of solutions and generally fall within several categories:

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------


      o vendors that offer data warehouse appliances which operate specifically with their proprietary platform such as Netezza, NCR Teradata and DATAllegro;

      o software vendors that offer products which focus on structured data archiving such as FileTek and PBS;

      o other companies that may in the future announce offerings of enterprise information management solutions.

     IMPACT:
     -------
     i. Our competitive position in our market is uncertain and changing due principally to the variety of current and potential competitors and the emerging nature of the market. Over the last year, we have been able to establish ourselves as complementary to many of the vendors that were seen as competitors with respect to SAND/DNA Analytics. We now have offerings that complement SAP BI, Oracle, IBM DB2 and Microsoft SQL warehouse. We expect additional competition as other established and emerging companies enter into the intelligent information management software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles, and loss of market share.

    ii. Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Our current or future indirect channel partners including systems integrators and application vendors may establish cooperative relationships with our current or potential competitors and limit our ability to sell products through particular distribution channels. Such competition could have a material adverse effect on our ability to enter into new licensing agreements, and maintenance and support renewals for existing licensing agreements, with respect to our products. Competitive pressures could also require us to reduce the price of our products.

   iii. We compete mainly on the basis of product features, lower Total Cost of Ownership (TCO), Return on Investment (ROI), time to market, ease of use, product performance, product quality, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, some potential customers may be reluctant to work with us due to our share price or our current financial situation.

    iv. We cannot assure you that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

     2. INTERNATIONAL BUSINESS - THE INTERNATIONAL NATURE OF OUR BUSINESS EXPOSES US TO FINANCIAL AND REGULATORY RISKS.

     RISK: Revenues earned outside North America are expected to remain significant in the future. We have sales offices in the United Kingdom and Germany. The following table summarizes the percentage of sales generated outside North America.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------


         ---------------------------------- -----------------------------------
         2005                               52%

         2006                               70%

         2007                               71%

         2008                               66%
         ---------------------------------- -----------------------------------


     A key component of our strategy is our planned expansion into additional international markets. To facilitate this international expansion, we need to localize our products for the additional foreign markets.

     IMPACT:
     -------
     i. If the revenues generated by these expanded international operations do not offset the expense of establishing and maintaining these foreign operations, there could be a material adverse effect on our business, operating results and financial condition. To date, we have only limited experience in developing localized versions of our products and marketing and distributing our products internationally. We cannot assure you that we will be able to successfully localize, market, sell and deliver our products in these markets.

    ii. There are also additional risks in doing business on an international level, such as increased difficulty in controlling operating expenses, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity, and potentially adverse tax consequences. These risks could adversely impact the success of our international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our future international operations and, consequently, on our business, operating results and financial condition.

     3.  KEY PERSONNEL - WE DEPEND ON KEY PERSONNEL.

     RISK: Our success depends to a significant degree upon the continued contributions of our research and development and sales and marketing teams, as well as our management, some of whom would be difficult to replace.

     IMPACT:
     -------
     i. We believe that our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for qualified personnel remains strong, and there can be no assurance that we will be successful in attracting and retaining such personnel.

    ii. We have in the past experienced difficulties in hiring highly qualified sales and engineering personnel. The loss of the services of any of our other key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial condition.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE-MONTH PERIOD ENDED OCTOBER 31, 2008
-------------------------------------------------------------------------------

     4. PRESSURES IN THE GLOBAL FINANCIAL SYSTEM MAY ADVERSELY AFFECT OUR FINANCES AND OPERATIONS IN WAYS THAT MAY BE HARD TO PREDICT OR TO DEFEND AGAINST

     Recent events have demonstrated that business and industries throughout the world are intertwined to a degree that we do not always realize. Thus, events seemingly unrelated to us or to our industry may adversely affect us over the course of time. For example, rapid changes to the foreign currency exchange regime may adversely affect our financial results. Credit contraction in financial markets may hurt our ability to access credit in time of need. A reduction in credit, combined with reduced economic activity, may adversely affect businesses and industries that collectively constitute a significant portion of our customer base. As a result, these customers may need to reduce their purchases of our products or services, or we may experience greater difficulty in receiving payment for the products or services that these customers purchase from us. Any of these events, or any other events caused by turmoil in world financial markets, may have a material adverse effect on our business, operating results, and financial conditions.

F. CONTROLS AND PROCEDURES

No changes have been made to our internal controls over financial reporting during the quarter ended October 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

G. ADDITIONAL INFORMATION AND CONTINOUS DISCLOSURE

This analysis of the Corporation's financial position and results of operations was prepared as of December 19, 2008. Updated information on the Corporation can be found on the SEDAR database at www.sedar.com.

NOTICE TO READERS OF THE UNAUDITED INTERIM FINANCIAL STATEMENTS:
The unaudited interim financial statements of SAND Technology Inc. for the three-month period ended October 31, 2008 have not been reviewed by the Corporation's external auditors.







                             [SAND TECHNOLOGY LOGO]

                              SAND Technology Inc.
                                Quarterly Report
                      Third Quarter Ended October 31, 2008

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
(In Canadian dollars, unless otherwise noted)

-------------------------------------------------------------------------------


                                                                                  As at October 31,      As at July 31,
                                                                                        2008                  2008
                                                                                  -----------------      --------------
                                                                                          $                     $
                                                                                     (unaudited)            (audited)
ASSETS
Current assets
   Cash                                                                                     560,135             775,443
   Accounts receivable                                                                      804,288           1,573,867
   Unbilled receivable                                                                      245,184             245,184
   Prepaid expenses                                                                         193,069              86,224
                                                                                  -----------------      --------------
                                                                                          1,802,676           2,680,718
Capital assets (Note 4)                                                                     122,157             122,314
                                                                                  -----------------      --------------
                                                                                          1,924,833           2,803,032
                                                                                  =================      ==============

LIABILITIES
Current liabilities
   Accounts payable and accrued liabilities                                               1,114,975           1,327,575
   Deferred revenue                                                                       1,284,442           1,111,640
   Due to a shareholders (Note 5)                                                         1,397,887           1,267,701
                                                                                  -----------------      --------------
                                                                                          3,797,304           3,706,916
Long-term liabilities
   Deferred credits                                                                          70,898              78,232
   Convertible debentures (Note 6)                                                          289,400             278,343
                                                                                  -----------------      --------------
                                                                                          4,157,602           4,063,491


SHAREHOLDERS' EQUITY (DEFICIENCY)
Share Capital (Note 7)
   Authorized
     An unlimited number of class "A" common shares, without par value
   Issued
     14,318,189 class "A" common shares (14,318,189 in 2007)                             38,530,441          38,530,441
   Equity component of convertible debentures (Note 6, 7)                                   446,027             446,027
   Contributed surplus (Note 7b)                                                            770,065             752,525
Deficit                                                                                 (41,979,302)        (40,989,452)
                                                                                  -----------------      --------------
                                                                                         (2,232,769)         (1,260,459)
                                                                                  -----------------      --------------
                                                                                          1,924,833           2,803,032
                                                                                  =================      ==============

Basis of presentation (Note 2)
Commitments (Note 8)
-------------------------------------------------------------------------------------------------------------------------

See notes to the consolidated financial statements

SAND TECHNOLOGY INC.
CONSOLIDATED OPERATIONS, COMPREHENSIVE INCOME AND DEFICIT
(In Canadian dollars, unless otherwise noted)
(unaudited)
-------------------------------------------------------------------------------


                                                                                  Three months             Three months
                                                                                  ended October            ended October
                                                                                    31, 2008                 31, 2007
                                                                                  -----------------      --------------
                                                                                        $                        $
Revenue                                                                                   1,223,928           1,784,925
                                                                                  -----------------      --------------
Operating expenses
     Cost of sales and product support                                                     (321,388)           (412,164)
     Research and development, net                                                         (522,058)           (592,497)
     Amortization of capital assets and other assets                                        (17,451)            (49,069)
     (Note 4)
     Selling, general and administrative expenses                                        (1,265,621)           (993,774)
                                                                                  -----------------      --------------
                                                                                         (2,126,518)         (2,047,504)
                                                                                  -----------------      --------------
Loss from operations                                                                       (902,590)           (262,579)
Interest income (expenses)
   Amortization of the debt component of the convertible
   debentures (Note 6)                                                                      (11,056)                  -
   Interest expense - due to shareholders                                                   (51,537)            (39,665)
   Interest expense - other                                                                 (24,667)             (2,676)
                                                                                  -----------------      --------------
Net loss and comprehensive income                                                          (989,850)           (304,920)

Deficit at beginning of period                                                          (40,989,452)        (39,717,502)
                                                                                  =================      ==============
Deficit at end of period                                                                (41,979,302)        (40,022,422)


Basic and diluted loss per share (Note 7)                                                     (0.07)              (0.02)
                                                                                  =================      ==============

Basic and diluted weighted average number of
common shares outstanding                                                                14,318,189          14,318,189
                                                                                  =================      ==============

-------------------------------------------------------------------------------------------------------------------------

See notes to the consolidated financial statements

SAND TECHNOLOGY INC.
CONSOLIDATED CASH FLOWS
(In Canadian dollars, unless otherwise stated)
(unaudited)
-------------------------------------------------------------------------------


                                                                                  Three months            Three months
                                                                                  ended October           ended October
                                                                                    31, 2008                31, 2007
                                                                                  -----------------      --------------
                                                                                        $                       $
OPERATING ACTIVITIES
Net loss and comprehensive income                                                          (989,850)           (304,920)
Non-cash items
   Amortization of capital assets and other assets                                           17,451              49,069
   Stock-based compensation                                                                  17,541                   -
   Amortization of the debt component of the
   convertible debentures discount                                                           11,056                   -
   Changes in working capital items
     Accounts receivable                                                                    769,579            (111,579)
     Unbilled receivable                                                                          -                   -
     Prepaid expenses                                                                      (106,845)            (63,160)
     Accounts payable and accrued liabilities                                              (212,600)            (68,635)
     Deferred revenue                                                                       172,802              26,757
                                                                                  -----------------      --------------
Cash flow from operating activities (a)                                                    (320,866)           (472,468)

INVESTING ACTIVITIES
Purchase of capital assets and cash flows from
investing activities                                                                        (17,294)                  -
                                                                                  -----------------      --------------
Cash flow from investing activities                                                         (17,294)                  -

FINANCING ACTIVITIES
Due to shareholder                                                                          130,186             242,038
Amortization of deferred credits                                                             (7,334)             (7,334)
                                                                                  -----------------      --------------
Cash flow from financing activities                                                         122,852             234,704

NET INCREASE (DECREASE) IN CASH                                                            (215,308)           (237,764)
Cash, beginning of year                                                                     775,443             330,711
                                                                                  -----------------      --------------
Cash, end of year                                                                           560,135              92,947
                                                                                  =================      ==============


(a) Additional information
     Interest paid                                                                           24,667              42,341
                                                                                  =================      ==============

-------------------------------------------------------------------------------------------------------------------------

See notes to the consolidated financial statements

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars)
(unaudited)
-------------------------------------------------------------------------------


1. NATURE OF OPERATIONS

SAND Technology Inc. and subsidiaries (the "Corporation") is involved in the design, development, marketing and support of software products and services that reduce large amounts of data into a tiny footprint and enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND/DNA Product suite, are designed to provide an efficient and cost effective way for business users to make fast and easy inquiries of large databases without the intervention of specialist information technology professionals. The Corporation is considered to have only one reportable business segment.

2. BASIS OF PRESENTATION

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and on the basis of the going concern assumption, meaning that it is reasonably assumed that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of operations.

In light of operating losses suffered in the current and past years, the Corporation's ability to realize its assets and discharge its liabilities depends on the continued financial support of its shareholders and debenture holders, its ability to obtain additional financing and its ability to achieve revenue growth. The Corporation is executing a business plan to allow it to continue as a going concern which is to continue to search for additional sources of debt and equity financing, and achieve profitability through cost containment and revenue growth. There can be no assurance that the Corporation's activities will be successful.

While the financial statements have been prepared on the basis of accounting principles applicable to a going concern, current global economic turbulence and liquidity crisis cast substantial doubt upon validity of this assumption. If the "going concern" assumption was not appropriate for these financial statements, then adjustments would be necessary in the carrying values of the assets and liabilities, the reported net losses and the balance sheet classifications used.

3. ACCOUNTING POLICIES

The interim consolidated financial statements for the three months ended October 31, 2008 and 2007 are unaudited, and have been prepared in accordance with Canadian GAAP applicable to interim consolidated financial statements. These unaudited interim consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Corporation's most recent annual consolidated financial statements as at and for the year ended July 31, 2008.

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended July 31, 2008, except for new accounting policies that have been adopted effective August 1, 2008.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars)
(unaudited)
-------------------------------------------------------------------------------

CHANGES IN ACCOUNTING POLICIES
------------------------------
The Canadian Institute of Chartered Accountants ("CICA") issued the following new Handbook Sections, which were effective for interim periods beginning on or after August 1, 2008,

FINANCIAL INSTRUMENT - DISCLOSURES

CICA Handbook Section 3862, "FINANCIAL INSTRUMENTS - DISCLOSURES", describes the required disclosures for the assessment of the significance of financial instruments for a company's financial position and performance and of the nature and extent of risk arising from financial instruments to which the company is exposed and how the company manages those risks. This section and Section 3863, "FINANCIAL INSTRUMENTS - PRESENTATION" replaced Section 3861 "FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION".

FINANCIAL INSTRUMENT - PRESENTATION

CICA Handbook Section 3863, "FINANCIAL INSTRUMENTS - PRESENTATION", establishes standards for the presentation of financial instruments and non-financial derivatives.

CAPITAL DISCLOSURES

CICA Handbook Section 1535, "CAPITAL DISCLOSURES", establishes standards for disclosing information about a company's capital and how it is managed. It describes the disclosure of the company's objectives, policies and processes for managing capital, the quantitative data about what the company regards as capital, whether the company has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance.

The additional disclosures required as a result of the adoption of these standards, have been included in Note 11 Financial and Capital Management.

4. CAPITAL ASSETS


                                                              October 31, 2008                                  July 31, 2008
                                         -----------------------------------------------------------           ----------------
                                                                 Accumulated
                                             Cost               amortization          Net Book Value           Net Book Value
                                         -----------------------------------------------------------           ----------------
                                               $                      $                      $
Furniture and equipment                      322,463                321,283                  1,180                      1,881
Computer equipment                           660,560                607,651                 52,909                     45,008
Leasehold improvements                       287,610                219,542                 68,068                     75,425
                                         -----------            -----------            -----------             --------------
                                           1,270,633              1,148,476                122,157                    122,314
                                         ===========            ===========            ===========             ==============

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars)
(unaudited)
-------------------------------------------------------------------------------

5. DUE TO SHAREHOLDER

During the fiscal year 2008, the Corporation obtained an additional loan from a significant shareholder who is also the President and Chief Executive Officer. Under the loan agreement, the maximum of $400,000 of funds is available. An amount of $165,000 was used and is repayable within 30 days of the receipt of a written demand from the shareholder. The loan bears interest at 15% and is payable on the last business day of each calendar month.

Based on another agreement formalized in 2007, during the three months ended October 31, 2008, the Corporation obtained an additional loan of $114,827 from a significant shareholder who is also the President and Chief Executive Officer. The loan is repayable within 90 days of the receipt of a written demand from the shareholder. The loan bears interest at 15%. The loan originated from amounts owed by the Company to the shareholder by virtue of his employment contracts.

In conjunction with the ratification of the loan agreement formalized in 2007, the Corporation also issued 103,061 warrants, each warrant entitling to purchase one class "A" common share of the Corporation at a price of US$0.44 per share and is valid for the term of the agreement. The residual valuation method was used to allocate the proceeds between the liability component and the equity component. The value of the liability component was determined to be the face value of the debt because there is no maturity date and by difference, the value of the equity instrument was determined to be nil.

During the fiscal year 2008, an inter-creditor priority agreement was signed when the Corporation issued the secured convertible debentures described in
Note 6. The parties agreed that the sums owing under the debentures will be paid by the Corporation to debenture holders and the trustee in priority to the sums owing by the Corporation to the principal shareholder subject to the fact that for each C$2 paid to the debenture holders, the Corporation shall remit C$1 to the principal shareholder as repayment for the sums representing the principal amount only.

6. CONVERTIBLE DEBENTURES

On April 18th 2008, the Corporation issued secured convertible debentures ("Convertible Debentures") on a private placement basis and received proceeds of $1,009,819 (US$1,002,600) for a total of 1,114 units. Each unit consists of one 8% Secured Convertible Debenture due December 31st, 2017, redeemable and convertible at the option of the Corporation if the bid price of the stock has been above $1.50 for sixty consecutive trading days and convertible at the option of the holder into class "A" common shares at $0.45 per share, and one thousand share purchase warrants of the Corporation. Each warrant entitles its holder to purchase one additional common share (warrant share) of the Corporation at a price of $0.70 per warrant share at any time until the earlier of the close of business on the day which is thirty-six months from April 18th 2008 or the sixtieth consecutive trading day in which the bid price of the common shares has been above $1.50. Interest is calculated at the rate of 8% per annum, payable in kind, i.e. in common shares at a rate of $0.45 per share. The interest is due on each Conversion Date (date when that principal amount is being converted) subsequent to January 1st, 2009, and on the Maturity Date. The financing is secured by a first rank hypothec on all of the Corporation's property and assets, movable and immovable, corporeal and incorporeal, present and future, of ever kind and nature for the principal amount and accrued interest. The proceeds from the private placement are being used to increase marketing and advertising capital needs and expansion.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars)
(unaudited)
-------------------------------------------------------------------------------

6. CONVERTIBLE DEBENTURES (CONTINUED)

For accounting purposes, the debenture contains both a liability component and an equity component being the share warrants, conversion option and the interest payable in shares, which has been separately presented in the consolidated balance sheet.

The liability component of the convertible secured debentures is calculated using the present value of the expected future cash flows of principal and interest payments using a discount rate of 15%, which in management's opinion, approximates an interest rate applicable to non-convertible secured debt. The amount calculated, at the issue date, for the carrying amount of the debt component is $260,377. The carrying value of the debentures will be accreted to their face value over their life to maturity (December 31, 2017). The accretion expense will be included in interest expense in the consolidated statement of operations. The debt issuance costs have been recorded directly against net income. The interest expense accrued for the debt component for the three months ended October 31, 2008 is $11,056 and has been included as part of interest expenses on the consolidated operations and comprehensive income statement.

The carrying amount of the equity component, at the issued date, was valued at $749,442, determined by deducting the carrying amount of the liability component from the gross proceeds received on the compounded instrument. The value of the equity contains the fair value of the share warrants, conversion option and interest payable in shares. The fair value of the warrants was estimated at $303,415. This amount was recorded to contributed surplus. The fair value of the warrants at the time the convertible debentures were issued were estimated using the Black-Scholes option pricing model with the following assumptions:


Dividend yield                                                        -
Expected volatility                                                  90%
Risk-free interest rate                                            3.25%
Expected life                                                    3 years


The remaining balance represents the fair value of the conversion option and interest payable in shares in the amount of $446,027. This amount was recorded as the equity component of the convertible debentures.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars)
(unaudited)
-------------------------------------------------------------------------------

7. SHARE CAPITAL

A) AUTHORIZED

Unlimited number of Class "A" common shares without par value.

B) WARRANTS

The following table summarizes information about the Corporation's share warrants described in Notes 5 and 6:


                                                                                  Three months ended October 31, 2008
                                                                          -----------------------------------------------------
                                                                                                Weighted              Weighted
                                                                                                average               average
                                                                           Number of         remaining life           exercise
                                                                           warrants             (years)                price
                                                                          -----------------------------------------------------
                                                                                                                        US$
Granted, outstanding and exercisable, end of year                         1,967,061                 2.1                  0.65
                                                                          =========



                                                                                             July 31, 2008
                                                                          -----------------------------------------------------
                                                                                                Weighted              Weighted
                                                                                                average               average
                                                                                             remaining life           exercise
                                                                               #                (years)                price
                                                                          -----------------------------------------------------
                                                                                                                        US$
Outstanding, beginning of year                                            853,061                 2.8                    0.58
Granted                                                                 1,114,000                 2.7                    0.70
                                                                        ---------
Granted, outstanding and exercisable, end of year                       1,967,061                 2.3                    0.65
                                                                        =========

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars)
(unaudited)
-------------------------------------------------------------------------------


7. SHARE CAPITAL (CONTINUED)

C) SHARE AWARD PLAN

For the three months ended October 31, 2008, an amount of $12,577 was recorded as share based compensation expense included in selling, general and administrative expenses. The following table presents the assumptions used to determine the fair value of the share awards granted during 2008, using the Black-Scholes option-pricing model,


Dividend yield                                                              -
Expected volatility (a)                                                    90%
Risk-free interest rate (a)                                               4.0%
Expected life (a)                                                      3 years
Vested period                                                          3 years
Number of common shares granted but not yet issued                     407,500

(a) Weighted average assumption



D) STOCK OPTION PLANS

The Corporation has two stock option plans. The following table summarizes information about the Corporation's stock options:


                                                               Three months ended
                                                                October 31, 2008                     July 31, 2008
                                                            ----------------------------         ------------------------
                                                                                                                 Weighted
                                                                                Weighted                         average
                                                             Number of           average                         exercise
                                                              options           exercise                          price
                                                                                  price
                                                             ----------        ----------        ---------      ----------
                                                               (000s)             $ US           (000s)            $ US
Outstanding, beginning of year                                    556              1.03              1,169          1.52
   Forfeited                                                        -                                 (577)         1.92
   Expired                                                          -                                  (36)         1.92
                                                             ----------                          ---------
Outstanding, end of year                                          556              1.03                556          1.03
                                                             ==========                          =========
Options exercisable, end of year                                  407              1.05                359          1.05
                                                             ==========                          =========

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars)
(unaudited)
-------------------------------------------------------------------------------

7. SHARE CAPITAL (CONTINUED)

The following table summarizes significant ranges of exercise prices of outstanding options held by directors, officers and employees as of October 31, 2008:


                                        Options outstanding                             Options exercisable
                                     --------------------------------------      ---------------------------------
                                                   Weighted       Weighted                           Weighted
                                    Number of      average         average       Number of            average
                                     Options    remaining life  exercise price    options          exercise price
Range of exercise prices                           (years)
------------------------             --------   --------------  --------------   ---------         ---------------
                                     (000s)                         (US$)         (000s)               (US$)
Less than US$1.00                        160           7.72            0.69          160               0.69
US$1.00 to US$1.49                       380           6.58            1.00          183               1.00
US$3.00 to US$3.99                         5           9.15            4.00            5               4.00
US$4.00 to US$4.99                         -              -               -            -                  -
US$5.00 to US$5.99                         5           1.92            5.00            5               5.00
US$6.00 to US$6.99                         6           0.52            6.46            6               6.46
                                     --------   --------------  --------------   ---------         ---------------
                                         556           6.82            1.33          359               1.05
                                     ========   ==============  ==============   =========         ===============



For the three months ended October 31, 2008, an amount of $4,964 was recorded as stock-based compensation expense included in selling, general and administrative expenses. The following table presents the assumptions used to determine the stock-based compensation expense using the Black-Scholes option-pricing model,


                                                                                                  2007                     2006
                                                                                            ----------                ----------
Dividend yield                                                                                       -                        -
Expected volatility (a)                                                                             90%                      90%
Risk-free interest rate (a)                                                                        4.0%                     3.5%
Expected life (a)                                                                              7 years                  7 years
Number of options granted                                                                      287,500                  133,000

(a) Weighted average assumption


E)  LOSS PER SHARE

Shares from the Share Award Plan, options and warrants described in Note 5, 6 and 7 were not included in the diluted loss per share calculation because the Corporation incurred a loss, and inclusion would have created an anti-dilutive effect.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars)
(unaudited)
-------------------------------------------------------------------------------


8. COMMITMENTS

The Corporation is committed under operating leases through 2011 for the rental of buildings for a total amount of $690,450. The minimum payments due in each of the forthcoming years are as follows:


                                                                          $
                                                                       -------
2009                                                                   283,260
2010                                                                   244,314
2011                                                                   162,876
                                                                       -------
                                                                       690,450
                                                                       =======


9. SEGMENTED INFORMATION

The Corporation is considered to have only one reportable business segment in two geographic areas. Both North America and Europe market the SAND/DNA Product suite. The accounting policies of the geographic areas are the same as described in the summary of accounting policies. The Corporation evaluates their performance based on income before taxes. Sales for each area are based on the location of the third party customer. All intercompany transactions between geographic areas have been eliminated.

As at and for the three months ended October 31,


                                                         North America                   Europe                    Total
                                                        ---------------             ---------------           ---------------
                                                               $                           $                         $
2008
   Revenue                                                    428,152                   795,776                 1,223,928
   Loss before income taxes                                  (888,750)                 (101,100)                 (989,850)
   Identifiable assets                                      1,364,846                   572,146                 1,936,992


2007
   Revenue                                                    709,669                 1,075,256                 1,784,925
   Loss before income taxes                                (1,076,836)                  771,916                  (304,920)
   Identifiable assets                                      1,272,613                   972,441                 2,245,054


10. INCOME TAXES

There was no income tax accrued during the three month period ended October 31, 2008.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars)
(unaudited)
-------------------------------------------------------------------------------


11. FINANCIAL AND CAPITAL MANAGEMENT

FINANCIAL MANAGEMENT

Management's objective is to minimize the risk exposure to the Corporation against various financial risks which include credit risk, currency risk and liquidity risk. The Corporation does not use derivative financial instruments to minimize such risk.

A) INTEREST RATE RISK

The Corporation is not exposed to interest rate risk.


B) CREDIT RISK

Credit risk is the risk that the customer will be unable to pay amounts in full when due as well as the risk that there is a large amount due from a small number of customers. With respect to the risk that the customer is unable to pay, the Corporation sets up allowances for potential losses. However, since most of the customers are relatively large companies with a history of payment and all the accounts receivables are current and neither past due nor impaired, the allowance is not significant. With respect to the concentration of credit risk, the Corporation has accounts receivable from relatively large customers engaged in various industries. As well, the Corporation minimizes its exposure to credit risk by placing its cash with major banks. As such, management assesses the Corporation's credit risk to be low.

C) CURRENCY RISK

The Corporation operates internationally and is exposed to risk from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk. Management minimizes this risk by paying the expenditures incurred in the local operations using the monies received in the local currency.

The Corporation is mainly exposed to fluctuations in the U.S. dollar, the Pound Sterling and the Euro. The following table details the Corporation's sensitivity to a 23% strengthening of the U.S. dollar, a 21% strengthening of the Pound Sterling and a 16% strengthening of the Euro on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at period end for the changes described above. For a weakening of the U.S. dollar, the Pound Sterling and the Euro by the same percentages against the Canadian dollar, there would be an equal and opposite impact on net loss and comprehensive income. The sensitivity analysis was based on the fluctuations in foreign currency rate over the last 3 years. As such, management assess the Corporation's currency risk to be high.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars)
(unaudited)
-------------------------------------------------------------------------------

11. FINANCIAL AND CAPITAL MANAGEMENT (CONTINUED)

                                      US Dollar      UK Pound
                                        Impact       Sterling      Euro Impact
                                                      Impact
                                     -----------    ----------    -------------

Net Loss and comprehensive income    (5,826,319)    (38,610)      (1,124,153)

As at October 31, 2008 and July 31, 2007, the Corporation's current assets (liabilities) denominated in foreign currencies are as follows:

                       October 31, 2008                     July 31, 2008
                   --------------------------       --------------------------
                    Current         Current          Current         Current
                    assets        liabilities        assets        liabilities
                   ---------      -----------      ----------      -----------
                      $                $                $               $
U.S. Dollars        118,286         205,997          245,573         293,213
Pounds Sterling     320,279         695,962        1,436,050       1,143,269
Euros               246,821         556,828          791,303         825,074

D) LIQUIDITY RISK

Liquidity risk is the risk that the Corporation is not able to meet its financial obligations as they fall due or can do so only at excessive cost. SAND's growth is financed through a combination of the cash flow from operations and raising additional capital through debt and equity. One of management's primary goal is to ensure that is has the necessary funds to fulfill its obligations through active management of assets and liabilities as well as the cash flows by using budgets and cash estimates. As at October 31, 2008, there has been no significant change to the maturities of financial liabilities as disclosed in Note 8 Commitments. Based on Note 2, as such management assesses the Corporation's liquidity risk to be high.

FAIR VALUE

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. These estimates are affected by assumptions made about the amount and timing of estimated future cash flows, discount rates and terms of the contract. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were settled.

As at October 31, 2008, the carrying values of cash, accounts receivable, unbilled receivable and accounts payable and accrued liabilities approximate their fair values given the relatively short periods to maturity.

As at October 31, 2008, the fair value of the due to shareholders could not be determined since it is practically impossible to find a financial instrument on the market having substantially the same economic characteristics.

 As at October 31, 2008, the fair value of the debt component of the convertible debentures, estimated by discounting expected cash flow, is not significantly different from its respective carrying value.

SAND TECHNOLOGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in Canadian dollars)
(unaudited)
-------------------------------------------------------------------------------


11. FINANCIAL AND CAPITAL MANAGEMENT (CONTINUED)

CAPITAL MANAGEMENT

The Corporation's capital management objectives are to ensure the Corporation's ability to continue as a going concern and to provide an adequate return to shareholders through the optimization of the debt and equity balance. The capital structure of the Corporation consists of due to shareholders, convertible debentures, shareholders' equity comprising of deficit and capital stock and cash. The Corporation manages its capital structure and makes adjustments to it in the light of its expected business growth and changes in economic conditions. In order to maintain or adjust the capital structure, the Corporation may return capital to the shareholders, issue new shares or issue new debt.

                                                                                      October 31,                   July 31,
                                                                                          2008                        2008
                                                                                     ------------                --------------
Due to shareholders                                                                    1,397,887                    1,267,701
Convertible debentures                                                                   289,400                      278,343
                                                                                     ------------                --------------
Total Debt                                                                             1,687,287                    1,546,044
Less Cash                                                                                560,135                      775,443
                                                                                     ------------                --------------
Net Debt                                                                               1,127,152                      770,601

Shareholders' equity
   Share capital                                                                      38,530,441                   38,530,441
   Equity component of convertible debentures                                            446,027                      446,027
   Contributed surplus (Note 9b)                                                         770,065                      752,525
   Deficit                                                                           (41,979,302)                 (40,989,452)
                                                                                     ------------                --------------
                                                                                      (2,232,769)                  (1,260,459)

Adjusted Capital                                                                      (1,105,617)                    (489,858)



12. COMPARATIVE FIGURES

Certain figures for the prior period have been reclassified in order to conform to the presentation adopted in the current period.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            SAND TECHNOLOGY INC.



December 30, 2008                           /S/ ARTHUR G. RITCHIE
                                           ------------------------------------
                                           Arthur G. Ritchie
                                           Chairman of the Board, President
                                           and Chief Executive Officer